Exhibit 99.2

CANADIAN SATELLITE RADIO HOLDINGS INC.

AMENDED & RESTATED STOCK OPTION PLAN

as of January 19, 2010

CANADIAN SATELLITE RADIO HOLDINGS INC.

AMENDED AND RESTATED STOCK OPTION PLAN

The purpose of this Amended and Restated Stock Option Plan (the “Plan”) is to advance the interests of Canadian Satellite Radio Holdings Inc. (the “Company”) by (i) providing Eligible Persons (as defined herein) with additional incentives; (ii) encouraging share ownership by Eligible Persons; (iii) increasing the proprietary interest of Eligible Persons in the success of the Company; (iv) encouraging Eligible Persons to remain with the Company or its Affiliates (as defined herein); and (v) attracting new employees, executive officers, directors and Consultants (as defined herein) to the Company or its Affiliates.

ARTICLE 1      GENERAL PROVISIONS

1.1.           Previously Issued and Outstanding Options Continued

All stock purchase options issued and outstanding under previous option agreements, option grants or stock option plans of the Company (collectively, “Previous Plans”) are hereby continued as if issued or granted under this Plan.

1.2.           Administration

(a)
The Board, or such committee of the Board to which the Board may choose to delegate such authority, will administer this Plan.  In the event of such delegation, all references to the term “Board” will be deemed to include references to such committee.

(b)
Subject to the limitations of this Plan, the Board has the authority: (i) to grant Options to purchase Shares to Eligible Persons; (ii) to determine the terms, including the limitations, restrictions, vesting period and conditions, if any, upon such grants; (iii) to interpret this Plan and to adopt, amend and rescind such administrative guidelines and other rules relating to this Plan as it may from time to time deem advisable, subject to required prior approval by shareholders, any applicable Stock Exchange, or Governmental Entity; and (iv) to make all other determinations and to take all other actions in connection with the implementation and administration of this Plan as it may deem necessary or advisable.  The Board’s guidelines, rules, interpretations and determinations will be conclusive and binding upon the Company and all Participants and Eligible Persons. No member of the Board or any person acting pursuant to authority delegated by it hereunder shall be liable for any action or determination in connection with the Plan made or taken in good faith, and each member of the Board and each such person shall be entitled to indemnification by the Company with respect to any such action or determination.

1.3.           Interpretation

For the purposes of this Plan, the following terms will have the following meaning unless otherwise defined elsewhere in this Plan:

(a)	“Affiliate” means a related entity of the Company within the meaning of National Instrument 45-106 - Prospectus and Registration Exemptions, as amended or replaced from time to time;

(b)	“associate” has the meaning set out in National Instrument 45-106 - Prospectus and Registration Exemptions, as amended or amended and replaced from time to time;

(c)	“Board” means the Board of Directors of the Company or, as applicable, such committee of the Board to which the Board may choose to delegate authority to administer the Plan;

(d)	“Change of Control” means:

(i)
a reorganization, amalgamation, merger or other business combination (or a plan of arrangement in connection with any of the foregoing), other than solely involving the Company and any one or more of its Affiliates, with respect to which all or substantially all of the persons who were the beneficial owners of the Shares and other securities of the Company immediately prior to such reorganization, amalgamation, merger, business combination or plan of arrangement do not, following the completion of such reorganization, amalgamation, merger, business combination or plan of arrangement, beneficially own, directly or indirectly, more than fifty percent (50%) of the resulting voting rights (on a fully-diluted basis) of the Company or its successor;

(ii)	the sale to a person other than an Affiliate of the Company of all or substantially all of the Company’s assets; or

(iii)
a change in the composition of the Board, which occurs at a single meeting of the shareholders of the Company or upon the execution of a shareholders’ resolution, such that individuals who are members of the Board immediately prior to such meeting or resolution cease to constitute a majority of the Board, without the Board, as constituted immediately prior to such meeting or resolution, having approved of such change.

(e)
“Consultant” means a person or company, other than an employee, executive officer or director of the Company or an Affiliate, that: (i) is engaged to provide services to the Company or an Affiliate, other than services provided in relation to a distribution, (ii) provides the services under a written contract with the Company or an Affiliate, and (iii) spends or will spend a significant amount of time and attention on the affairs and business of the Company or an Affiliate, and includes, for an individual consultant, a corporation of which the individual consultant is an employee or shareholder, and a partnership of which the individual consultant is an employee or partner;

(f)	“Company” means Canadian Satellite Radio Holdings Inc. or any successor thereof;

(g)	“Date of Grant” means the date on which a particular Stock Option is granted by the Board;

(h)
“Disability” means the inability of a Participant to perform the duties associated with his or her position for 270 consecutive days as a result of his or her incapacity due to physical or mental illness;

(i)
“Eligible Person” means, subject to all applicable laws, any employee, executive officer, director or Consultant of (i) the Company or (ii) any Affiliate of the Company (and includes any such person who is on a leave of absence authorized by the Board or the board of directors of any Affiliate), and also includes any Permitted Assign of any such person;

(j)	“Exercise Period” means the period from the Vesting Date to the Expiry Date, both inclusive, during which a particular Stock Option may be exercised;

(k)	“Exercise Price” means, with respect to a Stock Option:

(i)	if, on the Date of Grant, the Shares are not listed on a Stock Exchange, such amount as the Board may determine as being the fair market value of the Shares as at that date; and

(ii)
if, on the Date of Grant, the Shares are listed on a Stock Exchange, the volume weighted average trading price of the Shares on such Stock Exchange for the five (5) trading days immediately preceding the day on which the Stock Option is granted, or such greater amount as the Board may determine; provided, however, that the Exercise Price of a Stock Option shall not be less than the minimum Exercise Price required by the applicable rules of the Stock Exchange;

(l)
“Expiry Date” means the date after which a particular Stock Option can no longer be exercised, subject to amendment in accordance with the terms hereof, provided that if the Expiry Date of any vested Stock Option falls on, or within nine (9) trading days immediately following, a date upon which such Eligible Person is prohibited from exercising such Stock Option  due to a black-out period or other trading restriction imposed by the Company, then the Expiry Date of such Stock Option shall be automatically extended to the tenth (10th) trading day following the date the relevant black-out period or other trading restriction imposed by the Company is lifted, terminated or removed;

(m)
“Governmental Entity” means any applicable (a) multinational, federal, provincial, state, municipal, local or other governmental or public department, commission, board, bureau or agency, (b) any subdivision or authority of any of the foregoing, or (c) any quasi-governmental body exercising (with proper jurisdiction) any regulatory or taxing authority under or in respect of any of the above;

(n)	“holding entity” means a holding entity within the meaning of National Instrument 45-106 - Prospectus and Registration Exemptions, as amended or replaced from time to time;

(o)	“Involuntary Termination” means

(i)	in respect of any employee or executive officer of the Company or any of its Affiliates:

(A)
any express or implied termination by the Company or any of its Affiliates of such employee or executive officer’s employment which is not due to the termination of his or her employment for cause or on account of death or Disability;

(B)	the assignment of duties to such employee or executive officer that are materially inconsistent with his or her position, duties, responsibilities and status immediately prior to such assignment;

(C)	any material reduction of such employee’s or executive officer’s total compensation including base salary and incentive compensation package, vacation entitlement or employee benefits; or

(D)
any change in excess of 100 kilometres in the location at which the employee or executive officer predominantly performs his or her duties without his or her consent, except for required travel on business to an extent substantially consistent with his or her business obligations; and

(ii)
in respect of any director who is not an employee or executive officer of the Company or any of its Affiliates, such director ceasing to be a director for any reason other than as a result of voluntary resignation, death or Disability, including, for greater certainty, ceasing to be a director as a result of resignation following a request therefor or following a material reduction in the director’s compensation, removal or failure to be elected or appointed.

(p)	“insider” means an “insider” as defined under Section 1 of the Securities Act (Ontario);

(q)	“Notice of Grant” means a notice of grant in substantially the form attached hereto as Schedule “A”;

(r)	“Participant” means an Eligible Person to whom a Stock Option has been granted;

(s)	“Permitted Assign” means, for an employee, executive officer, director or consultant of the Company or an Affiliate:

(i)	a trustee, custodian or administrator acting on behalf of, or for the benefit of the person;

(ii)	a holding entity of the person;

(iii)	an RRSP or RRIF of the person;

(iv)	a spouse of the person;

(v)	a trustee, custodian or administrator acting on behalf of, or for the benefit of the spouse of the person;

(vi)	a holding entity of the spouse of the person; or

(vii)	an RRSP or a RRIF of the spouse of the person.

(t)	“Plan” means this Stock Option Plan;

(u)	“Reserved for Issuance” means Shares which may be issued upon the exercise of Stock Options;

(v)	“RRIF” means a registered retirement income fund as defined in the Income Tax Act (Canada);

(w)	“RRSP” means a registered retirement savings plan as defined in the Income Tax Act (Canada);

(x)
“Shares” means Class A Subordinate Voting Shares in the capital of the Company, or any other shares of the Company as the Board may from time to time determine, and includes any shares of the Company into which such shares may be changed, classified, reclassified, subdivided, consolidated or converted from time to time;

(y)	“Stock Option” means an option to purchase Shares from treasury granted hereunder to a Participant;

(z)	“Stock Exchange” means the Toronto Stock Exchange or such other stock exchange or quotation system on which the Shares are listed or quoted from time to time;

(aa)
“Substitution Event” means (i) a Change of Control, or (ii) a merger, amalgamation, arrangement, business combination or other transaction pursuant to which the Shares of the Company are converted into, or exchanged for, other property, whether in the form of securities of another corporation, cash or otherwise;

(bb)	“Termination Date” means the date on which a Participant ceases to be an Eligible Person;

(cc)
“Transfer” includes any sale, exchange, assignment, gift, bequest, disposition, mortgage, charge, pledge, encumbrance, grant of security interest or other arrangement by which possession, legal title, beneficial ownership or the risk of economic exposure passes from one person to another, or to the same person in a different capacity, whether or not voluntary or not voluntary and whether or not for value, and any agreement to effect any of the foregoing; and

(dd)
“Vesting Date” means the date or dates determined in accordance with Section 2.3 on and after which a particular Stock Option, or any part thereof, may be exercised, subject to amendment or acceleration from time to time in accordance with the terms hereof.

In this Plan words importing the singular number include the plural and vice versa and words importing the masculine gender include the feminine.

This Plan is to be governed by and interpreted in accordance with the laws of the Province of Ontario.

1.4.           Shares Reserved

(a)
The maximum number of Shares Reserved for Issuance under the Plan (and under any other share compensation arrangements of the Company) shall be equal to 10% of the number of shares in the capital of the Company that are outstanding from time to time (assuming the conversion of all outstanding Class B Voting Shares into Class A Subordinate Voting Shares at a ratio of one Class A Subordinate Voting Share for every three Class B Voting Shares and assuming the conversion of all outstanding Class C Non-Voting Shares into Class A Subordinate Voting Shares at a ratio of one Class A Subordinate Voting Share for each Class C Non-Voting Share). For greater certainty, any increase in the issued and outstanding shares will result in an increase in the available number of the Class A Subordinate Voting Shares issuable under the Plan, and any exercise of options will make new grants available under the Plan.

(b)
The number of shares issuable to insiders, at any time, under all security based compensation arrangements of the Company, cannot exceed 10% of the number of shares in the capital of the Company that are outstanding from time to time (assuming the conversion of all outstanding Class B Voting Shares into Class A Subordinate Voting Shares at a ratio of one Class A Subordinate Voting Share for every three Class B Voting Shares and assuming the conversion of all outstanding Class C Non-Voting Shares into Class A Subordinate Voting Shares at a ratio of one Class A Subordinate Voting Share for each Class C Non-Voting Share).

(c)
The number of shares issued to insiders, within any one year period, under all security based compensation arrangements, cannot exceed 10% of the number of shares in the capital of the Company that are outstanding from time to time (assuming the conversion of all outstanding Class B Voting Shares into Class A Subordinate Voting Shares at a ratio of one Class A Subordinate Voting Share for every three Class B Voting Shares and assuming the conversion of all outstanding Class C Non-Voting Shares into Class A Subordinate Voting Shares at a ratio of one Class A Subordinate Voting Share for each Class C Non-Voting Share).

ARTICLE 2      SHARE OPTION PLAN

2.1.           Application

Grants of Stock Options to Eligible Persons shall be governed by this Article 2.

2.2.           Grants

The Board may from time to time in its sole discretion determine those Eligible Persons, if any, to whom Stock Options are to be granted and the number of Shares in respect of which each Stock Option may be exercised. The award of a Stock Option to an Eligible Person at any time shall neither entitle such Eligible Person to receive nor preclude such Eligible Person from receiving a subsequent Stock Option.

2.3.           Expiry Date; Vesting of Options

(a)
Subject to Section 2.5 and any applicable rules of the Stock Exchange, and unless otherwise fixed by the Board at the time the particular Stock Option is granted and set forth in the Notice of Grant, the Expiry Date of a Stock Option will be the seventh (7th) anniversary of the Date of Grant.

(b)
Unless otherwise fixed by the Board at the time the particular Stock Option is granted and set forth in the Notice of Grant, or unless otherwise determined by the Board in its sole discretion at or any time following the date that a particular Stock Option is granted, and subject to Section 2.5, Stock Options will vest over a five (5) year period and may be exercised in whole or in part at any time from time to time as follows:

PERIOD	NUMBER OF STOCK OPTIONS VESTED
On or after the first anniversary of Date of Grant	20%
On or after the second anniversary of Date of Grant	20%
On or after the third anniversary of Date of Grant	20%
On or after the fourth anniversary of Date of Grant	20%
On or after the fifth anniversary of Date of Grant	20%

2.4.           Exercise Price

The exercise price for the Shares underlying a Stock Option will be the Exercise Price.

2.5.           Termination, Retirement, Death, Departure

Any Stock Option or part thereof not exercised within the Exercise Period will terminate and become null, void and of no effect as of the day immediately following the Expiry Date determined under Section 2.3(a) hereof, unless the Expiry Date is determined to be an earlier date as follows:

(a)
Death - The Expiry Date of a Stock Option held by a Participant that had vested immediately prior to his or her death will be the earlier of the expiry date shown on the relevant Notice of Grant and the date that is one hundred and eighty (180) days after the date of his or her death. Stock Options that are outstanding but unvested immediately prior to a Participant’s death will immediately terminate and become null, void and of no effect upon the death of the Participant. If a Participant dies, the legal representatives of the Participant may exercise such of the Participant’s Stock Options that, by their terms, were exercisable on the date of death, prior to the Expiry Date.

(b)
Disability - In the event of the Disability of a Participant, the Board may in its discretion determine that such Participant shall no longer be an Eligible Person. In the event a Participant ceases to be an Eligible Person as a result of Disability, then the Expiry Date of a Stock Option that had vested on the date such Participant ceases to be an Eligible Person will be the earlier of the expiry date shown on the relevant Notice of Grant and the date one hundred and eighty (180) days following the date such Participant ceases to be an Eligible Person.  Stock Options that are outstanding but unvested on the date such Participant ceases to be an Eligible Person will immediately terminate and become null, void and of no effect.

(c)
Retirement - In the event a Participant ceases to be an Eligible Person as a result of his or retirement in accordance with the Company’s then applicable retirement policy, the Expiry Date of a Stock Option that had vested on the date such Participant ceases to be an Eligible Person will be the earlier of the Expiry Date shown on the relevant Notice of Grant and the date one hundred and eighty (180) days following the date such Participant ceases to be an Eligible Person. The Stock Options that are outstanding but unvested on the date such Participant ceases to be an Eligible Person will immediately terminate and become null, void and of no effect

(d)
Termination for Cause - If the employment of a Participant is terminated for cause, all vested and unvested Stock Options held by such Participant will immediately terminate and become null, void and of no effect on the date on which the Company, or any of its Affiliates, gives a notice of termination for cause to such Participant. For purposes of the Plan, a Participant’s employment shall conclusively be deemed to have been terminated on the date that such Participant received notice of termination (and for greater certainty shall not include any notice period required by any applicable statute or common law).

(e)
Voluntary Resignation or Termination without Cause. In the event a Participant ceases to be an Eligible Person as a result of his or her voluntary resignation or termination without cause from any position or employment with the Company or its Affiliates (other than his or her retirement), then the Expiry Date of a Stock Option that had vested on the date such Participant ceases to be an Eligible Person will be the earlier of the Expiry Date shown on the relevant Notice of Grant and the date thirty (30) days following the date such Participant ceases to be an Eligible Person.  The Stock Options that are outstanding but unvested on the date such Participant ceases to be an Eligible Person will, subject to Section 5.1, immediately terminate and become null, void and of no effect. For purposes of the Plan, a Participant’s employment shall conclusively be deemed to have ceased on the date that such Participant ceases to be actually and actively employed by the Company or its Affiliates (and for greater certainty shall not include any notice period required by any applicable statute or common law).

(f)
Ceasing to be a Director - In the event that a Participant who is a director of the Company (and not an employee or executive officer of the Company or any of its Affiliates) ceases to be a director, then the Expiry Date of a Stock Option that had vested on the date such Participant ceases to be a director will be the earlier of the Expiry Date shown on the relevant Notice of Grant and the date that is one hundred and eighty (180) days following the date such Participant ceases to be an Eligible Person.  The Stock Options that are outstanding but unvested on the date such Participant ceases to be a director will, subject to Section 5.1, immediately terminate and become null, void and of no effect.

(g)
Discretion of Board - Notwithstanding Section 2.5(a), (b), (c), (d), (e) or (f) above, but subject to applicable laws, rules and regulations of any applicable Stock Exchange or Governmental Entity, the Board may, in its sole discretion, extend the Expiry Date of any Stock Options in whole or in part.

2.6.           Notice of Grant

Each Stock Option must be confirmed, and will be governed, by a Notice of Grant signed by the Company and the Participant.

2.7.           Shareholder Approval

Where required by the Stock Exchange or any Governmental Entity, shareholder approval to the grant of Stock Options shall be obtained prior to the exercise of Stock Options granted by the Company.

2.8.	Payment of Exercise Price; Exercise of Stock Options

(a)
Stock Options may only be exercised by the Participant or his or her legal representative.  Participants may exercise their Stock Options, subject to the restrictions set out below, to acquire Shares by delivering to the Company a notice of option exercise (the “Exercise Notice”), substantially in the form attached hereto as Schedule “B”, together with a bank draft or certified cheque in an amount equal to the aggregate Exercise Price of the Shares to be purchased pursuant to the exercise of Stock Options.

(b)
Notwithstanding Section 2.8(a) hereof, but subject to any adjustments contemplated by Section 5.2, Stock Options may not be exercised unless the aggregate purchase price of the Shares acquired on exercise of such Stock Options is greater than or equal to CDN$1,000.

(c)
As soon as practicable following the receipt of the Exercise Notice and a bank draft or certified cheque in accordance with Section 2.8(a), the Company will deliver to the Participant a certificate for the Shares so purchased.

(d)
The issuance of Shares by the Company to a Participant pursuant to the exercise of any Stock Option is subject to compliance with all applicable laws, rules and regulations of all Governmental Entities applicable to the issuance and distribution of such Shares and to the requirements of any Stock Exchange on which the Shares may be listed or quoted, including any requirements with respect to the legending of certificates representing the Shares issued pursuant to the exercise of any Stock Option.  The Participant agrees: (i) to comply with all such laws, rules, regulations and requirements, (ii) to furnish to the Company any information, report and/or undertakings required to comply with all such laws, rules, regulations and requirements, and (iii) to fully cooperate with the Company in complying with such laws, rules, regulations and requirements.

(e)
Upon the exercise of Stock Options, Eligible Persons who are employed by the Company or an Affiliate shall have withheld at source all income, social security and other payroll taxes and withholdings required by law on the gain realized upon the exercise.

2.9.           Amendment of Option Terms

The Board may, at its discretion from time to time, without shareholder approval, amend the terms and conditions of any Stock Option, including, without limitation, with respect to the Exercise Period (provided that the Exercise Period during which a Stock Option is exercisable does not exceed ten years from the date the Stock Option is granted and that such Stock Option is not held by an insider), Vesting Date, exercise method and frequency, Exercise Price (provided that such Stock Option is not held by an insider), and method of determining the Exercise Price, assignability and effect of termination of a Participant’s employment or cessation of the Participant’s directorship, and without limiting the generality of the foregoing, the Board may also make any amendments for the purpose of complying with any changes in any relevant law, rule, regulation, regulatory requirement or requirement of the Stock Exchange, or for any other purpose which may be permitted by law, provided always that any such amendment will not alter the terms or conditions of, or impair any right of any Participant pursuant to any Stock Option awarded prior to such amendment without the consent of such Participant, unless such amendment or alteration is required by applicable law, any applicable Stock Exchange or Governmental Entity.

2.10.       Assignment of Stock Options

Stock Options (and any rights thereunder) are not assignable or Transferable. Any purported assignment or Transfer of Stock Options will not be recognized by the Company and will result in the immediate expiry and termination of any such Stock Options and any rights relating thereto.

2.11        Alternative Share Compensation Arrangements

Notwithstanding any other provision of this Plan, the Board may, in its discretion, enter into alternative share compensation arrangements with non-resident directors of the Company if the Board determines that, as a result of the tax consequences of Stock Option grants under this Plan to such non-resident directors, the tax consequences to such non-resident directors are materially adverse to such non-resident directors as compared to the tax consequences of Stock Option grants to directors that are not non-residents. In such circumstances the Board may choose to structure an alternative share compensation arrangement that does not provide material adverse tax consequences to such non-resident directors, but that is substantially economically equivalent, in the Board’s determination, to the grant of Stock Options under the Plan and is not otherwise materially prejudicial to the Company. For greater certainty, any Shares issued pursuant to any alternative share compensation arrangements under this Section 2.11 shall be considered to be Stock Options for the purposes of determining the number of Shares issuable pursuant to this Plan.

ARTICLE 3      ASSUMPTION OR SUBSTITUTION OF STOCK OPTIONS

3.1.           Substitution

(a)	In the event of a Substitution Event, any surviving or acquiring corporation must, unless Article 4 applies:

(i)	assume any Stock Option outstanding under the Plan on substantially the same economic terms and conditions as the Plan; or

(ii)
substitute or replace similar stock options (including an award to acquire the same consideration paid to the securityholders of the Company in the transaction effecting the Substitution Event) for those Stock Options outstanding under the Plan on substantially the same economic terms and conditions as the Plan.

(b)
In the event any surviving or acquiring Company neglects or refuses (as determined by the Board, acting reasonably) to assume any Stock Options or to substitute or replace similar stock options for those outstanding Stock Options under the Plan in connection with a Substitution Event, then with respect to any Stock Options held by Participants, the vesting of such Stock Options (and, if applicable, the time during which such Stock Options may be exercised) will automatically and without further action by the Board or the Company be immediately accelerated so that such Stock Options will be fully vested.  In addition, in such event, the Board may determine that outstanding Stock Options will terminate if not exercised (if applicable) at or prior to such Substitution Event.

(c)
No fractional Shares or other security will be issued upon the exercise of any Stock Option and, accordingly, if as a result of a Substitution Event or otherwise, a Participant would become entitled to a fractional Share or other security, such Participant will have the right to acquire only the next lowest whole number of Shares or other security and no payment or other adjustment will be made with respect to the fractional interest so disregarded; provided, however, that a cash payment equal to the value of all fractional interests disregarded pursuant to this Section 3.1(c) shall be made to a Participant if the number of Stock Options so disregarded exceeds five percent (5%) of the total number of Stock Options exercised by such Participant.

(d)
Notwithstanding any other provision of this Plan, in the event of a potential Substitution Event, the Board may, in its discretion: (i) terminate, conditionally or otherwise and on such terms as it sees fit, the Stock Options not exercised following successful completion of such Substitution Event; and (ii) accelerate, conditionally or otherwise and on such terms as it sees fit, the Vesting Date or otherwise modify the terms of the Stock Options to assist the Participants to obtain the advantage of holding Shares during the Substitution Event.  If the Substitution Event referred to in this Article 3 is not completed during the time specified therein (as the same may be extended), the Stock Options which vested pursuant to this Article 3 must be returned by the Participant to the Company and will be reinstated as unvested Stock Options and the original terms applicable to such Stock Options will apply.  If any of the Stock Options that vested pursuant to this Article 3 were exercised, such Shares must be returned to the Company for cancellation.  The determination of the Board in respect of any such Substitution Event will for the purposes of this Plan be final, conclusive and binding.

ARTICLE 4      TAKE-OVER BIDS

4.1.           Take-over Bids

(a)
In the event of a “potential change of control following a take-over bid” (as defined herein), the Board may, in its discretion, conditionally or otherwise and on such terms as it sees fit, accelerate the Vesting Date of all of a Participant’s unvested Stock Options to a date prior to the expiry date of such bid or offer, such that all of a Participant’s Stock Options will immediately vest at such time and the Vesting Date in connection with such Stock Options will be adjusted accordingly. In such event, all Stock Options so vested will be exercisable, conditionally or otherwise, from such date until their respective Expiry Dates so as to permit the Participant to tender the Shares received upon such exercise pursuant to the bid or offer. For purposes of this Article 4, a “potential change of control following a take-over bid” will be deemed to occur upon a formal bid or tender offer for Shares being made as a result of which the offeror and its affiliates would, if successful, beneficially own, directly or indirectly, fifty percent (50%) or more of the Shares then outstanding.

(b)
Notwithstanding any other provisions of this Plan, in the event of a potential change of control following a take-over bid, the Board will have the power, if determined appropriate (i) to terminate, conditionally or otherwise and on such terms as it sees fit, the Stock Options not exercised following successful completion of such event, and/or (ii) to modify the terms of the Stock Options, conditionally or otherwise and on such terms as it sees fit, in order to assist the Participants to tender their securities into the take-over bid, including for greater certainty permitting such Participants to exercise their Stock Options on a “cashless” basis.  For greater certainty, in the event that the acquiring entity acquires one hundred percent (100%) of the outstanding Shares following the take-over bid, the Board will have the power, if determined appropriate, to terminate the Stock Options not exercised upon the expiry of the time period for tendering to the acquiring entity for purchase.

(c)
If the take-over bid referred to in Section 4.1(a) is not completed within the time specified therein (as the same may be extended), the Stock Options that vested pursuant to Section 4.1(a) (if any) must be returned by the Participant to the Company and will be reinstated as unvested Stock Options and the original terms applicable to such Stock Options will apply. If any of the Stock Options that vested pursuant to this Section 4.1(a) (if any) were exercised, such Shares must be returned to the Company for cancellation. The determination of the Board with respect to any such event will for the purposes of this Plan be final, conclusive and binding.

ARTICLE 5      MISCELLANEOUS

5.1.           Involuntary Termination

In the event of a Substitution Event or a change of control (as defined below) and upon an Involuntary Termination of the Participant at any time within the ninety day (90) day period prior to or the one hundred and eighty (180) day period following the date of completion of the transaction effecting such Substitution Event or change of control, all of a Participant’s unvested Stock Options will immediately vest, and the Vesting Date in connection with such Stock Options will be adjusted accordingly.  For the purposes of this section 5.1, a “change of control” will be deemed to occur upon a formal bid or tender offer for Shares being made as a result of which the offeror and its affiliates acquires beneficial ownership (directly or indirectly) of fifty percent (50%) or more of the Shares then outstanding, or upon any issuance of Shares by the Company (whether by way of public offering or private placement) that results in a single shareholder acquiring beneficial ownership (directly or indirectly) of fifty percent (50%) or more of the Shares outstanding after such issuance (provided that such shareholder did not, at the time of such issuance, have beneficial ownership, direct or indirect, of fifty percent (50%) or more of the Shares).

5.2           Capital Adjustments

If there is any change in the outstanding Shares by reason of a stock dividend or split, recapitalization, consolidation, combination or exchange of shares, reclassification, conversion or other fundamental corporate change, the Board will make, subject to any prior approval required of the Stock Exchange or other applicable Governmental Entities, if any, an appropriate substitution or adjustment to the Shares or other securities of the Company, including in (i) the number or kind of shares or other securities reserved for issuance pursuant to this Plan; and (ii) the exercise price of those unexercised Stock Options; provided, however, that no substitution or adjustment will obligate the Company to issue fractional Shares upon the exercise of a Stock Option.

5.3.          Non-Exclusivity

Nothing contained herein will prevent the Board from adopting other or additional compensation arrangements for the benefit of any Eligible Person or Participant, subject to any required Stock Exchange, regulatory or shareholder approval.

5.4.           Amendment and Termination

(a)
The Board may, at any time and from time to time, amend, suspend or terminate the Plan in whole or in part. Any amendments shall be contingent on approval of the Company shareholders to the extent stated herein, required by applicable law or required by applicable stock exchange listing requirements.

(b)
The Board will have the discretion to make amendments to the Plan which it may deem necessary, without having to obtain shareholder approval, including, without limitation: (i) amendments of a “housekeeping” nature such as correcting typographical or clerical errors or adding clarifying statements to ensure the intent and meaning of the Plan, or of a grant of Stock Options under the Plan, is properly expressed; and (ii) any amendments to the Plan related to (A) the early termination provisions of the Plan; (B) the addition of any form of financial assistance which may be provided by the Company to Participants to facilitate the purchase of Shares under the Plan, (C) the addition or modification of a cashless exercise feature, payable in cash or Shares, whether or not providing for a full deduction of the number of underlying Shares from the Plan reserve; (D) the suspension or termination of the Plan. For greater certainty, any determinations made or discretion exercised by the Board in accordance with the terms of the Plan will not require shareholder approval.

(c)
Shareholder approval will be required in the case of amendments related to (i) a reduction in the Exercise Price for Stock Options held by insiders; (ii) an extension to the term of Stock Options held by insiders; (iii) a change in the insider participation limits to a level that would require the Company to obtain disinterested shareholder approval under the rules or policies of any Stock Exchange on which Shares of the Company are listed; (iv) an increase to the maximum number of Shares or any other shares of the Company which are Reserved for Issuance under the Plan (and under any other share compensation arrangement of the Company); and (v) an amendment to the amendment provisions of the Plan to grant additional power to the Board to amend the Plan without shareholder approval.

(d)
Subject to Articles 3 and 4 hereof and subject to compliance with the applicable rules of the Stock Exchange, no amendment, suspension or termination will alter or impair any Stock Options under the Plan, or any rights pursuant thereto, granted previously to any Participant without the consent of that Participant.

(e)
If this Plan is terminated, the provisions of this Plan and any administrative guidelines, and other rules adopted by the Board and in force at the time of this Plan, will continue in effect as long as any Stock Options under the Plan or any rights pursuant thereto remain outstanding.  However, notwithstanding the termination of the Plan, the Board may make any amendments to the Plan or Stock Options it would be entitled to make if the Plan were still in effect.

5.5.          Compliance with Legislation

The Board may postpone or adjust the exercise of any Stock Option or the issue of any Shares pursuant to this Plan as the Board in its discretion may deem necessary in order to permit the Company to effect or maintain qualification of this Plan or the Shares issuable pursuant thereto under the securities laws of any applicable jurisdiction, or to determine that the Shares and this Plan are exempt from such registration.  The Company is not obligated by any provision of this Plan or any grant hereunder to sell or issue shares in violation of any applicable law.  In addition, if the Shares are listed on a Stock Exchange, the Company will have no obligation to issue any Shares pursuant to this Plan unless the Shares have been duly listed, upon official notice of issuance, on the Stock Exchange on which the Shares are listed for trading.

5.6.          Effective Date

This Plan will become effective upon the approval of the Plan by the Board.

5.7           No Other Rights

Nothing herein contained and no grant of Stock Options pursuant to the Plan shall be deemed to give any Eligible Person the right to be retained as an Eligible Person or the right to be retained as an employee, executive officer, director or Consultant of the Company.  For greater certainty, a period of notice, if any, or payment in lieu thereof, upon termination of employment, wrongful or otherwise, shall not be considered as extending the period of employment for the purposes of the Plan. Stock Options are not Shares, and the grant of a Stock Option to an Eligible Person does not entitle such Eligible Person to any rights as a shareholder of the Company.

SCHEDULE “A”
NOTICE OF GRANT OF STOCK OPTIONS

CANADIAN SATELLITE RADIO HOLDINGS INC.

Telephone: •
Facsimile: •

[Date]

[Name & Address]

Dear [Name]:

This is to advise you that in recognition of your contribution to our business, you have been selected to participate in the Stock Option Plan (the “Plan”) of Canadian Satellite Radio Holdings Inc. (the “Company”).  On                     you were granted a stock option to acquire ______ Class A Subordinate Voting Shares of the Company at a price of $______ per Class A Subordinate Voting Share.

Your stock option is subject to the provisions of the Plan, a copy of which is attached to this notice. The stock option granted to you by the Company will be vested in accordance the Plan and as follows:

PERIOD	NUMBER OF STOCK OPTIONS VESTED
On or after the first anniversary of Date of Grant	20%
On or after the second anniversary of Date of Grant	20%
On or after the third anniversary of Date of Grant	20%
On or after the fourth anniversary of Date of Grant	20%
On or after the fifth anniversary of Date of Grant	20%

The Expiry Date of your stock options is ____________________.

By accepting this grant you represent and warrant to the Company that your participation in the Company’s Stock Option Plan is voluntary and that you have not been induced to participate by expectation of engagement, appointment, employment, continued engagement, continued appointment or continued employment, as applicable.

The grant of options described above is strictly confidential and the information concerning the number or price of shares granted under this option should not be disclosed to anyone.

Yours sincerely,

•

The undersigned acknowledges receipt of a copy of the Plan and acknowledges and agrees that the undersigned’s Stock Options are subject to and governed by the provisions of the Plan.

Dated this _____ day of __________,  20__.

                                                                     _____________________________
                                                                                                                             [Name]

SCHEDULE “B”

NOTICE OF OPTION EXERCISE

CANADIAN SATELLITE RADIO HOLDINGS INC.
 STOCK OPTION PLAN

To:           Chief Financial Officer, Canadian Satellite Radio Holdings Inc. (the “Company”)

Please be advised that in connection with stock options granted to me under the Company’s Stock Option Plan pursuant to the Notice of Grant of Stock Options dated _____________ (the “Stock Options”), the undersigned hereby wishes to exercise his or her option to purchase _____________ shares (the “Option Shares”) in the capital of the Company at a price of $___________ per share, for a total payment of $_____________  (the “Exercise Payment”).   I hereby agree to assist the Company in the filing of, and will file on a timely basis, all reports that I may be required to file under applicable securities laws. I understand that the fair market value assigned to my Stock Options for income tax purposes will be the closing price of the shares of the Company on the TSX (or such other stock exchange or over the counter quotation system on which the shares may be listed or quoted from time to time) on the date of this exercise.  I further understand that this request to exercise my Stock Options is irrevocable.

Please find enclosed a bank draft or certified cheque in the amount of $____________________, representing the aggregate Exercise Payment payable to the Company in full payment for the Option Shares.

The Option Shares issued on the exercise of my Stock Options specified above are to be registered as follows:

(Print Registree’s Name)
(Address)

(Telephone Number)
(Facsimile Number)	(Optionee’s Signature)
(E-Mail Address)	(Date)